Q2	Manulife Financial Corporation Quarterly Report to Shareholders
2008	For the quarter ended June 30

FINANCIAL HIGHLIGHTS

As at and for the three months ended June 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2008	2007	% Change

Net income	$998	$1,099	(9)
Loss attributed to participating policyholders	(10)	(3)	233
Net income attributed to shareholders	$1,008	$1,102	(9)
Preferred share dividends	(8)	(7)	-
Net income available to common shareholders	$1,000	$1,095	(9)

Premiums and deposits
Life and health insurance premiums	$3,865	$3,692	5
Annuity and pension premiums	1,507	1,140	32
Segregated funds deposits	8,472	8,545	(1)
Mutual fund deposits	2,664	2,305	16
ASO premium equivalents	621	584	6
Other fund deposits	133	172	(23)
Total premiums and deposits	$17,262	$16,438	5

Funds under management
General fund	$164,445	$163,675	-
Segregated funds	175,746	176,842	(1)
Mutual funds	32,094	38,810	(17)
Other funds	28,013	31,240	(10)
Total funds under management	$400,298	$410,567	(3)

			% of Total	% of Total
Capital			2008	2007

Liabilities for preferred shares and capital instruments	$3,024	$3,046	11	11
Non-controlling interest in subsidiaries	167	202	1	1
Equity
Participating policyholders' equity	64	153	-	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	13,958	14,043	49	49
Contributed surplus	152	130	1	-
Retained earnings	15,312	13,632	54	47
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(5,025)	(3,224)	(18)	(11)
Total capital	$28,290	$28,620	100	100

Selected key performance measures
Basic earnings per common share	$0.67	$0.72
Diluted earnings per common share	$0.66	$0.71
Return on common shareholders' equity (annualized) [1]	17.0%	18.5%
Book value per common share	$16.29	$16.21
Common shares outstanding (in millions)
End of period	1,495	1,519
Weighted average - basic	1,497	1,532
Weighted average - diluted	1,508	1,546

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q2 Report

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reports strong second quarter sales and new business embedded value results

Manulife Financial Corporation reported quarterly shareholders’ net income of $1,008 million and fully diluted earnings per share of $0.66, compared to net income of $1,102 million and fully diluted earnings per share of $0.71 for the same period last year.  Return on common shareholders’ equity1 was 17.0 per cent in the second quarter of 2008, compared to 18.5 per cent in 2007.

Compared to the same quarter of last year, weak U.S. and Hong Kong equity markets, higher strain on increased sales, the strengthening of the Canadian dollar and tax related provisions reduced earnings by approximately $250 million.  However, credit experience remains quite satisfactory and expenses are under good control.

Premiums and deposits amounted to $17.3 billion in the second quarter of 2008.  Growth over the same quarter of 2007 was 11 per cent on a constant currency basis, driven by strong sales and growth in recurring premiums and deposits.  Excluding currency movements, Insurance and Wealth Management sales were up 18 and 14 per cent, respectively.  These strong results generated a record second quarter new business embedded value of $562 million, a growth of 15 per cent over the prior year.

Total funds under management as at June 30, 2008 were $400.3 billion, $10.3 billion lower than last year.  The positive impact of net policyholder cash flows is overshadowed by a $21 billion decline due to the turbulent market and $10 billion due to the strengthened Canadian dollar.

OPERATING HIGHLIGHTS

United States

•
John Hancock Life ranked #1 in U.S. individual insurance sales for the third consecutive quarter[2] and gained market share while industry sales were flat over the same period.  Sales in the second quarter were up 22 per cent over the prior year, with significant increases across all distribution channels and major product lines.  In particular, variable life products grew 26 per cent amid turbulent equity markets and declining industry sales.  These results were driven by the successful execution of the business’ core strategy of product development, distribution, underwriting and new business service.

•
John Hancock Variable Annuities enhanced its top selling Income Plus for Life rider by introducing new product features and adding new investment options from leading independent investment managers, including Dimensional Fund Advisors, T. Rowe Price and Wellington Management.

•
John Hancock Long Term Care maintained its industry-leading sales market share, ranking #1 in Group and #2 in Retail long-term care insurance sales[2].  The Custom Care flagship product was enhanced to include new caregiver support services, consumer protection provisions and a compound inflation option linked to the Consumer Price Index (CPI).

•
John Hancock Retirement Plan Services launched a new optional rider, called Guaranteed Income for Life, designed exclusively for the 401(k) market.  The new option helps plan members protect and build their retirement savings through a guarantee offering upside potential, downside protection and a source of income for life.  Guaranteed Income for Life has received a very favourable market response, with over 200 plans sold in the quarter.

________________

[1]	Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.
[2]	Based on the most recently available industry data per LIMRA International’s Q1 2008 sales survey results for respective categories. Sales based on annualized new premiums.

Manulife Financial Corporation – 2008 Q2 Report

•
John Hancock Mutual Funds experienced its second highest quarter of open-end fund sales on record, with sales of US$2.5 billion in the quarter, up 31 per cent over the second quarter of 2007.  Strong performance in a number of key funds, the addition of several new business partners and a more tenured sales force drove the increase in sales and led the business to the highest net customer cash flows in the last eight quarters.  During the quarter, the business also completed the refinancing and redemption of all of the outstanding Auction Rate Preferred Securities (ARPS) on its leveraged closed-end funds.

Canada

•
Individual Life reported its second best sales quarter ever, with sales up 14 per cent over the second quarter of 2007.  All major product lines contributed to the strong result, with good market reception to the recently launched non-participating whole life product, Performance Gold.

•
Individual Wealth Management continued to generate strong sales momentum, with segregated fund sales exceeding $1.1 billion in the quarter, up 34 per cent from a year ago.  Growth was driven by GIF Select/IncomePlus, where deposits to date have surpassed $5 billion, less than 20 months since the product’s launch.

•
ManulifeOne, the home-collateralized line of credit product offered by Manulife Bank, posted a new quarterly record, exceeding $1 billion in new loans.  This drove a 33 per cent year-over-year growth in overall new loan volumes.

•
Manulife Mutual Funds announced its alliance with Mawer Investment Management Limited (“Mawer”) for a new suite of co-branded retail mutual funds. This exclusive distribution arrangement offers investors access to the award-winning investment expertise and strong investment performance of Mawer through seven new fund mandates.

•
Group Savings and Retirement Solutions launched Group IncomePlus in June, with very favourable response from advisors.  Leveraging the product design of the successful individual retail IncomePlus product, this is the first guaranteed minimum withdrawal benefit option specifically designed for group retirement savings plans in Canada.

Asia and Japan

•
Japan reported very strong sales growth in both variable annuities and insurance products.  Variable annuity sales in the quarter more than doubled the prior year, up 139 per cent, driven by broadening distribution channels and continued strong sales of the new generation product launched in mid 2007.  Insurance sales in the quarter nearly doubled versus the prior year, partially driven by new product launches, including a new cancer insurance product which was introduced in the quarter.

•
Hong Kong individual insurance sales for the quarter were up 12 per cent while pension sales were 14 per cent higher than the second quarter of 2007.  Insurance sales growth was partially attributable to product enhancements and marketing campaigns while pension sales growth was driven by strong sales in the Preserved Account market.  During the quarter, the wealth business also launched several new funds, including the first-ever sector-based MPF fund, several emerging market funds and a Contrarian fund, providing a wider selection of fund choices that cater to different investment needs and objectives.

•
Other Asia Territories insurance sales for the quarter were up 29 per cent over the second quarter of 2007, driven by strong bancassurance and agency sales in Singapore and higher sales in China stemming from newly opened sales offices.

•
Manulife Financial continued to expand its operations in China and in the second quarter received an additional license, bringing the total number of licenses up to 31, the most of any foreign life insurance company in China.

Corporate

•
The Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of the Company, payable on and after September 19, 2008 to shareholders of record at the close of business on August 19, 2008.

Dominic D’Alessandro
President and Chief Executive Officer

Manulife Financial Corporation – 2008 Q2 Report

KEY PERFORMANCE MEASURES

Manulife Financial Corporation – 2008 Q2 Report

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL HIGHLIGHTS
(unaudited)
	2Q08	1Q08	2Q07
Shareholders’ Net Income (C$ millions)	1,008	869	1,102
Diluted Earnings per Common Share (C$)	0.66	0.57	0.71
Return on Common Shareholders’ Equity (%, annualized)	17.0	15.1	18.5
Premiums & Deposits (C$ millions)	17,262	17,778	16,438
Funds under Management (C$ billions)	400.3	400.1	410.6
Capital (C$ billions)	28.3	28.4	28.6

Net Income

The Company’s shareholders’ net income for the second quarter of 2008 was $1,008 million, down nine per cent from $1,102 million reported a year earlier.   Growth in earnings from a higher insurance in-force base, improved claims experience and gains from higher interest rates and credit spreads along with gains on private equity investments, were more than offset by increased upfront charges from the growth in insurance sales, less favourable credit and equity market experience, tax related charges on leveraged lease investments and the strengthened Canadian dollar.  The decline in equity markets, primarily in the U.S. and Hong Kong, over the last few quarters have resulted in lower asset driven fee income.  Although credit experience remains satisfactory, this compares to unusually strong results in the second quarter of 2007.  In addition, with approximately 70 per cent of our income denominated in foreign currencies, primarily the U.S. dollar, the strengthened Canadian dollar reduced earnings by $41 million.  Year-to-date shareholders’ net income was $1,877 million compared to $2,088 million in 2007.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Second quarter diluted earnings per common share was $0.66, down seven per cent from $0.71 in 2007.  Return on common shareholders’ equity was 17.0 per cent for the three months ended June 30, 2008, a decrease of 150 basis points from 18.5 per cent for the three months ended June 30, 2007.  Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. (See page 10 for discussion of non-GAAP measures).

Premiums and Deposits

On a constant currency basis, premiums and deposits grew 11 per cent due to higher sales by the Japan Variable Annuity, John Hancock Mutual Funds and Canadian Individual Wealth Management businesses along with growth in all the insurance businesses.  Premiums and deposits as reported in Canadian dollars for the quarter were $17.3 billion, an increase of five per cent from $16.4 billion reported a year earlier.

Manulife Financial Corporation – 2008 Q2 Report

Funds under Management
On a constant currency basis, funds under management was unchanged from last year, as business growth was offset by the effects of unfavourable equity market performance and scheduled maturities of John Hancock Fixed institutional products.  At current exchange rates, funds under management were $400.3 billion as at June 30, 2008, $10.3 billion or three per cent lower than 2007.

Capital

Total capital was $28.3 billion as at June 30, 2008, $0.3 billion lower than $28.6 billion as at June 30, 2007.  Of the $4.0 billion of net income reported over the past twelve months, $2.7 billion was returned to shareholders through the $1.3 billion repurchase of 32 million shares and the payment of shareholder dividends in the amount of $1.4 billion.  Capital was further reduced by $1.8 billion as a result of unrealized losses on foreign exchange and on available-for-sale securities charged to Other Comprehensive Income.

PERFORMANCE BY DIVISION

Effective January 1, 2008 we changed our approach for allocating investment gains and losses to be more aligned with how we manage the assets and related risk positions.  Investment gains and losses are now accumulated in two pools – insurance and wealth management, and then allocated to the business units based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the business units where the specific assets giving rise to the gains and losses were located, and credit gains and losses were reported in the Corporate and Other segment.  Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.  Prior periods have been restated to conform to this new presentation.

U.S. Insurance

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	223	209	196
Premiums & Deposits (millions)	1,647	1,554	1,585
Funds under Management (billions)	58.5	58.7	58.4

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	221	208	179
Premiums & Deposits (millions)	1,630	1,548	1,444
Funds under Management (billions)	57.4	57.1	55.0

Earnings for the second quarter of 2008 were U.S.$221 million, up 23 per cent from U.S.$179 million reported a year earlier. Improved claims experience and solid in-force business growth, drove the increase in earnings over the prior year. These results were partially offset by higher new business strain. On a Canadian dollar basis, earnings for the second quarter were $223 million, up $27 million from $196 million reported a year earlier.  Year-to-date earnings were $432 million compared to $378 million in 2007.

Premiums and deposits for the quarter were U.S.$1.6 billion, up 13 per cent from U.S.$1.4 billion reported in the second quarter of 2007.  Sales increases of 22 per cent in John Hancock Life along with growth in renewal premiums from both John Hancock Life and John Hancock Long Term Care contributed to the increase. On a Canadian dollar basis, premiums and deposits for the quarter were $1.6 billion, up four per cent from the second quarter of 2007.

Manulife Financial Corporation – 2008 Q2 Report

On a U.S. dollar basis, funds under management grew by four per cent or U.S.$2.4 billion to U.S.$57.4 billion.  The increase from strong business growth was partially offset by equity market declines on John Hancock Life’s segregated funds.  Funds under management on a Canadian dollar basis were $58.5 billion, consistent with the amount reported as at June 30, 2007, which reflects the impact of the change in foreign exchange rates offsetting the net gains noted above.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	271	149	257
Premiums & Deposits (millions)	8,648	9,180	8,839
Funds under Management (billions)	172.7	173.8	190.5

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	268	148	235
Premiums & Deposits (millions)	8,561	9,142	8,054
Funds under Management (billions)	169.5	169.1	179.2

Earnings for the second quarter of 2008 were U.S. $268 million, up 14 per cent from U.S. $235 million reported a year earlier.  The favourable pooled investment results were partially offset by the non recurrence of gains on segregated fund guarantee reserves reported in the prior year.  On a Canadian dollar basis, earnings for the second quarter were $271 million, up $14 million from $257 million reported a year earlier. Year-to-date earnings were $420 million compared to $592 million in 2007.

Premiums and deposits for the quarter were U.S. $8.6 billion, up six per cent from U.S. $8.1 billion reported in the second quarter of 2007.  John Hancock Mutual Funds achieved a 31 per cent growth in sales from improved investment performance in several key funds and from expanded distribution. John Hancock Variable Annuities experienced lower sales due to volatile equity markets and strong product competition in the variable annuities market.  On a Canadian dollar basis, premiums and deposits for the quarter were $8.6 billion, down two per cent from $8.8 billion reported in the second quarter of 2007.

On a U.S. dollar basis, funds under management declined by five per cent, or U.S. $9.7 billion, to U.S. $169.5 billion as at June 30, 2008.  The impact of unfavourable equity markets and scheduled maturities in John Hancock Fixed Products over the last twelve months were largely offset by business growth.  Funds under management on a Canadian dollar basis decreased by nine per cent, or $17.8 billion, to $172.7 billion as at June 30, 2008.

Canadian Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	302	254	297
Premiums & Deposits (millions)	4,090	3,990	3,569
Funds under Management (billions)	87.6	85.8	82.6

Canadian Division’s shareholders’ net income for the second quarter of 2008 was $302 million, up $5 million from $297 million reported a year earlier. Earnings reflected favourable investment returns and business growth dampened by strain from continued strong sales in Individual Insurance. Year-to-date shareholders’ net income was $556 million compared to $535 million in 2007.

Manulife Financial Corporation – 2008 Q2 Report

Premiums and deposits for the quarter were $4.1 billion, up 15 per cent from the second quarter of 2007. Segregated fund deposits rose 27 per cent led by the sales success of GIF Select/IncomePlus, Individual Wealth Management’s guaranteed withdrawal benefit product. Growth in general fund premiums was driven by sales in Individual Insurance and competitive positioning of guaranteed wealth management products.

Funds under management grew by six per cent, or $5 billion, to $87.6 billion as at June 30, 2008.  The growth was driven by Manulife Bank’s continued success in mortgage lending products, which contributed over half of the increase, and growth in segregated funds assets from strong net sales offset by the impact of market volatility over the past twelve months.

Asia and Japan Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	215	186	236
Premiums & Deposits (millions)	2,590	2,670	2,182
Funds under Management (billions)	43.7	44.6	39.2

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	212	186	215
Premiums & Deposits (millions)	2,565	2,658	1,989
Funds under Management (billions)	42.9	43.4	36.9

Asia and Japan Division’s shareholders’ net income for the second quarter of 2008 was U.S. $212 million, down U.S. $3 million from U.S.$215 million reported a year earlier. Higher earnings from the 46 per cent growth in the Japan variable annuity business was more than offset by lower fee income as a result of declining equity markets in Asia and Hong Kong. On a Canadian dollar basis, net income for the second quarter was $215 million, $21 million lower than $236 million reported a year earlier. Year-to-date shareholders’ net income was $401 million compared to $419 million in 2007.

Premiums and deposits for the quarter were U.S. $2.6 billion, up 29 per cent from U.S. $2.0 billion reported in the second quarter of 2007 due to strong variable annuity and insurance sales in Japan and increased pension sales in Hong Kong.  These increases were offset by lower mutual fund sales in Indonesia and lower wealth management sales in Hong Kong reflecting the turbulent equity markets. On a Canadian dollar basis, premiums and deposits for the quarter were $2.6 billion, up 19 per cent from $2.2 billion reported in the second quarter of 2007.

On a U.S. dollar basis, funds under management grew by 16 per cent, or U.S. $6.0 billion, to U.S. $42.9 billion as at June 30, 2008. Growth was driven by strong net policyholder cash flows, most notably from continued strong variable annuity sales in Japan. Funds under management on a Canadian dollar basis increased by 11 per cent, or $4.5 billion, to $43.7 billion as at June 30, 2008.

Reinsurance Division

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	46	73	68
Premiums (millions)	287	259	262

	Quarterly Results
U.S. dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (millions)	45	73	62
Premiums (millions)	284	258	238

Manulife Financial Corporation – 2008 Q2 Report

Earnings for the second quarter of 2008 were U.S. $45 million, down U.S. $17 million from U.S. $62 million reported a year earlier.  The decrease in earnings was mainly due to a few large claims in the Life Reinsurance business and the non-recurrence of 2007 gains on segregated fund guarantees.  Improved Property and Casualty claims experience partially offset these reductions.  On a Canadian dollar basis, earnings for the second quarter were $46 million, down $22 million from $68 million reported a year earlier. Year-to-date earnings were $119 million compared to $137 million in 2007.

On a U.S. dollar basis, premiums for the quarter were U.S. $284 million, up 19 per cent from U.S. $238 million reported in the second quarter of 2007. The increase was largely due to a 21 per cent growth in Life Reinsurance premiums partially due to lower experience refunds as well as the impact of the strengthened Euro against the U.S. dollar on International Group Program premiums.  On a Canadian dollar basis, premiums for the quarter were $287 million, up 10 per cent from $262 million reported in the second quarter of 2007.

Corporate and Other

	Quarterly Results
Canadian dollars	2Q08	1Q08	2Q07
Shareholders’ Net Income (Loss) (millions)	(49)	(2)	48
Funds under Management (billions)	35.3	34.7	37.2

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital (assets backing capital, net of amount allocated to operating divisions), changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operation, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other recorded a loss of $49 million for the second quarter of 2008, a decline of $97 million from net income of $48 million reported a year earlier.  The primary drivers of the decline were lower gains realized on available-for-sale assets and private equity holdings and a tax related charge of $33 million on leveraged lease investments.  Improved claims experience in our John Hancock Accident and Health operations partially offset these items. Year-to-date shareholders’ net loss was $51 million compared to net income of $27 million in 2007.

Funds under management declined by five per cent, or $1.9 billion, to $35.3 billion at June 30, 2008.  Both the equity market performance over the last 12 months and the strengthened Canadian dollar contributed to the decrease in funds managed for third party clients.

Contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at June 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.   If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169 million.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  Should the Company be successful in these proceedings, benefits of an estimated $107 million will accrue to the Company.

Also in the United States, several court cases related to the tax treatment of leveraged leases have recently concluded in favour of the tax authorities.  The Company is an investor in leveraged leases and previously established provisions in the amount of $178 million after tax for possible disallowance of the tax treatment and for interest on past due taxes.  During the quarter, we increased this provision by $33 million after tax.  We continue to believe that deductions originally claimed in relation to these arrangements are appropriate. Although not expected to occur, should the tax attributes of our leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $382 million as at June 30, 2008.

Manulife Financial Corporation – 2008 Q2 Report

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The 2007 implementation of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855 resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity called Accumulated Other Comprehensive Income.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Risk Management

Our risk management practices and key risk factors are outlined on pages 21 to 30 of our 2007 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy

The Company’s capital management policy and related procedures are outlined on pages 31 to 33 of the 2007 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and against internally established risk capital metrics which are generally more stringent than OSFI requirements.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”).  MLI’s MCCSR ratio as at June 30, 2008 remains strong at 200 per cent, an increase of 2 points from the 198 per cent as at March 31, 2008.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 18 of the annual consolidated financial statements on pages 84 to 87 of our 2007 Annual Report describes the entities with which the Company has significant relationships.  There were no significant changes to these relationships during the six months ended June 30, 2008.

Accounting Policies

Our significant accounting policies are described in note 1 of the annual consolidated financial statements on pages 55 to 59 of our 2007 Annual Report. Certain of these policies are recognized as critical as they determine the accounting in core areas of the business, require the use of estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the determination of policy liabilities, evaluation of invested asset impairment, assessment of variable interest entities, determination of pension and other post-employment obligations and expenses, income taxes and impairment testing of goodwill and intangible assets as described in pages 34 to 39 of our 2007 Annual Report. In addition, in the determination of the fair values of financial instruments, where observable market data is not available, management applies judgment in the selection of valuation models.

Manulife Financial Corporation – 2008 Q2 Report

Accounting Changes

There have not been any significant changes to our accounting policies in 2008.

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.  Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks. Section 3863 carries forward unchanged the presentation requirements of Section 3861.

The key risks we face fall into the following broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk.  Our objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated in our 2007 Annual Report.  Refer to pages 21 to 30 in our 2007 Annual Report for an overview of our exposure to risk and for a description of our key risk management activities.

Changes in Internal Control over Financial Reporting

During the six months ended June 30, 2008, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Manulife Financial Corporation – 2008 Q2 Report

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	June 30, 2008	Mar. 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006
Revenue
Premium income
Life and health insurance	3,865	3,679	3,795	3,637	3,692	3,674	3,993	3,627
Annuities and pensions	1,507	1,321	1,504	1,245	1,140	1,057	1,087	1,051
Total premium income	5,372	5,000	5,299	4,882	4,832	4,731	5,080	4,678
Investment income	768	1,625	3,575	3,117	1,100	2,549	2,863	2,593
Other revenue	1,418	1,343	1,404	1,371	1,367	1,354	1,258	1,150
Total revenue	7,558	7,968	10,278	9,370	7,299	8,634	9,201	8,421
Income before income taxes	1,345	1,151	1,358	1,466	1,440	1,342	1,440	1,330
Income taxes	(347)	(290)	(284)	(397)	(341)	(355)	(332)	(362)
Net income	998	861	1,074	1,069	1,099	987	1,108	968
Net income available to shareholders	1,008	869	1,144	1,070	1,102	986	1,100	974

Basic earnings per common share	0.67	0.57	0.76	0.70	0.72	0.63	0.71	0.62
Diluted earnings per common share	0.66	0.57	0.75	0.70	0.71	0.63	0.70	0.62
Segregated funds deposits	8,472	9,197	9,043	8,888	8,545	10,751	7,879	7,705
Total assets	180,071	182,153	176,458	175,232	179,307	191,079	186,316	178,005
Segregated funds net assets	176,395	175,248	175,544	175,094	177,509	179,441	172,937	154,606

Weighted average common shares (in millions)	1,497	1,498	1,502	1,511	1,532	1,546	1,545	1,551
Diluted weighted average common shares (in millions)	1,508	1,509	1,515	1,525	1,546	1,562	1,561	1,566
Dividends per common share	0.24	0.24	0.24	0.22	0.22	0.20	0.20	0.18
CDN$ to $1U.S. – Balance Sheet	1.0186	1.0279	0.9881	0.9963	1.0634	1.1529	1.1635	1.1153
CDN$ to $1U.S. – Statement of Operations	1.010058	1.004225	0.981039	1.04548	1.097481	1.171636	1.138815	1.121131

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.26 per share on the common shares of MFC, payable on or after September 19, 2008 to shareholders of record at the close of business on August 19, 2008.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after September 19, 2008 to shareholders of record at the close of business on August 19, 2008.
•	Series 1 – $0.25625 per share
•	Series 2 – $0.29063 per share
•	Series 3 – $0.28125 per share

Manulife Financial Corporation – 2008 Q2 Report

Outstanding Shares

As at August 6, 2008, MFC had 1,492 million common shares outstanding and 14 million Class A Shares, Series 1.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months and six months ended June 30, 2008 and 2007 and the MD & A and audited consolidated financial statements contained in Manulife’s 2007 Annual Report.  This MD & A is dated August 6, 2008.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Manulife Financial Corporation – 2008 Q2 Report

Consolidated Balance Sheets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2008	2007	2007
Assets
Invested assets (note 4)
Cash and short-term securities	$12,196	$12,354	$10,511
Securities
Bonds	72,195	72,831	74,453
Stocks	11,303	11,134	11,930
Loans
Mortgages	27,637	26,061	26,350
Private placements	22,670	21,591	22,937
Policy loans	6,133	5,823	6,052
Bank loans	2,257	2,182	2,106
Real estate	6,029	5,727	5,826
Other investments	4,025	3,597	3,510
Total invested assets	$164,445	$161,300	$163,675
Other assets
Accrued investment income	$1,420	$1,414	$1,488
Outstanding premiums	691	672	670
Goodwill	6,882	6,721	6,977
Intangible assets	1,602	1,573	1,561
Derivatives (note 5)	2,227	2,129	1,923
Miscellaneous	2,804	2,649	3,013
Total other assets	$15,626	$15,158	$15,632
Total assets	$180,071	$176,458	$179,307
Segregated funds net assets	$176,395	$175,544	$177,509

Liabilities and Equity
Policy liabilities	$125,388	$124,422	$128,368
Deferred realized net gains	106	107	115
Bank deposits	10,704	10,008	8,107
Consumer notes	1,894	2,085	2,382
Long-term debt (note 8)	2,775	1,820	1,867
Future income tax liability, net	3,068	2,839	2,611
Derivatives (note 5)	2,053	1,866	1,802
Other liabilities	5,844	5,820	5,396
	$151,832	$148,967	$150,648
Liabilities for preferred shares and capital instruments	3,024	3,010	3,046
Non-controlling interest in subsidiaries	167	146	202
Equity
Participating policyholders' equity	64	82	153
Shareholders' equity
Preferred shares	638	638	638
Common shares (note 9)	13,958	14,000	14,043
Contributed surplus	152	140	130
Retained earnings	15,312	14,388	13,632
Accumulated other comprehensive income (loss)
on available-for-sale securities	519	1,327	1,674
on cash flow hedges	(51)	(36)	39
on translation of net foreign operations	(5,544)	(6,204)	(4,898)
Total equity	$25,048	$24,335	$25,411
Total liabilities and equity	$180,071	$176,458	$179,307
Segregated funds net liabilities	$176,395	$175,544	$177,509

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro                                                                                        Arthur R. Sawchuk
President and Chief Executive Officer                                                                              Chairman of the Board of Directors

Manulife Financial Corporation – 2008 Q2 Report

Consolidated Statements of Operations

		For the three months		For the six months
		ended June 30,		ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2008	2007	2008	2007
Revenue
Premium income	$5,372	$4,832	$10,372	$9,563
Investment income
Investment income	2,230	2,408	4,558	4,828
Realized and unrealized losses on assets
supporting policy liabilities and consumer notes	(1,462)	(1,308)	(2,165)	(1,179)
Other revenue	1,418	1,367	2,761	2,721
Total revenue	$7,558	$7,299	$15,526	$15,933

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,606	$1,569	$3,126	$3,220
Maturity and surrender benefits	1,903	1,857	3,747	4,036
Annuity payments	723	727	1,481	1,569
Policyholder dividends and experience rating refunds	353	391	695	755
Net transfers to segregated funds	443	158	801	308
Change in actuarial liabilities	(1,368)	(1,154)	(1,874)	(1,425)
General expenses	876	842	1,740	1,686
Investment expenses (note 4)	233	257	464	498
Commissions	1,100	955	2,131	1,881
Interest expense (note 4)	273	182	578	482
Premium taxes	66	66	134	125
Non-controlling interest in subsidiaries	5	9	7	16
Total policy benefits and expenses	$6,213	$5,859	$13,030	$13,151

Income before income taxes	$1,345	$1,440	$2,496	$2,782
Income taxes	(347)	(341)	(637)	(696)
Net income	$998	$1,099	$1,859	$2,086

Loss attributed to participating policyholders	$(10)	$(3)	$(18)	$(2)

Net income attributed to shareholders	$1,008	$1,102	$1,877	$2,088
Preferred share dividends	(8)	(7)	(15)	(15)
Net income available to common shareholders	$1,000	$1,095	$1,862	$2,073

Weighted average number of common shares
outstanding (in millions)	1,497	1,532	1,497	1,539
Weighted average number of diluted common shares
outstanding (in millions)	1,508	1,546	1,509	1,554

Basic earnings per common share	$0.67	$0.72	$1.24	$1.35
Diluted earnings per common share	$0.66	$0.71	$1.23	$1.33
Dividends per common share	$0.24	$0.22	$0.48	$0.42

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q2 Report

Consolidated Statements of Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2008	2007
Participating policyholders' equity
Balance, January 1	$82	$142
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	-	13
Loss for the period	(18)	(2)
Balance, June 30	$64	$153

Preferred shares
Balance, January 1 and June 30	$638	$638

Common shares
Balance, January 1	$14,000	$14,248
Issued on exercise of stock options and deferred share units	31	91
Purchase and cancellation (note 9)	(73)	(296)
Balance, June 30	$13,958	$14,043

Contributed surplus
Balance, January 1	$140	$125
Exercise of stock options	(4)	(15)
Stock option expense	14	12
Tax benefit of stock options exercised	2	8
Balance, June 30	$152	$130

Shareholders' retained earnings
Balance, January 1	$14,388	$13,512
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	-	(176)
Leveraged leases, net of income taxes of $77	-	(157)
Net income attributed to shareholders	1,877	2,088
Preferred share dividends	(15)	(15)
Common share dividends	(718)	(647)
Purchase and cancellation of common shares (note 9)	(220)	(973)
Balance, June 30	$15,312	$13,632

Accumulated other comprehensive (loss) income ("AOCI")
Balance, January 1	$(4,913)	$(3,009)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	-	1,741
Other comprehensive loss	(163)	(1,917)
Balance, June 30	$(5,076)	$(3,185)

Total of shareholders' retained earnings and AOCI, June 30	$10,236	$10,447

Total equity, June 30	$25,048	$25,411

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q2 Report

Consolidated Statements of Comprehensive Income (Loss)

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007

Net income attributed to shareholders	$1,008	$1,102	$1,877	$2,088
Other comprehensive income (loss), net of taxes
Change in unrealized gains/losses on available-for-sale financial securities
Unrealized (losses) gains arising during the period	$(322)	$(74)	$(683)	$81
Reclassification of realized (gains) losses and impairments (recoveries) to net income	(52)	(100)	(125)	(168)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized gains (losses) arising during the period	35	43	(15)	62
Reclassification of realized (gains) losses to net income	-	(2)	-	(3)

Change in unrealized currency translation gains (losses) of self-sustaining operations
On translating financial statements	(312)	(1,701)	712	(2,026)
On hedges	14	124	(52)	137
Total other comprehensive loss	$(637)	$(1,710)	$(163)	$(1,917)
Total comprehensive income (loss) attributed to shareholders	$371	$(608)	$1,714	$171

Income taxes included in components of Other Comprehensive Income (Loss)
	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Income tax (recovery) expense
Change in unrealized gains/losses on available-for-sale financial securities
Income tax (recovery) expense from unrealized gains/losses arising during the period	$(121)	$(22)	$(254)	$11
Income tax recovery (expense) related to reclassification of realized gains/losses and impairments/recoveries to net income	7	(13)	2	(26)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Income tax expense (recovery) from unrealized gains/losses arising during the period	19	23	(6)	33
Income tax (expense) recovery related to reclassification of realized gains/losses to net income	-	-	-	(1)

Change in unrealized currency translation gains/losses of self-sustaining operations
Income tax expense (recovery) on hedges	8	67	(25)	73
Total income tax (recovery) expense	$(87)	$55	$(283)	$90

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q2 Report

Consolidated Statements of Cash Flows

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Operating activities
Net income	$998	$1,099	$1,859	$2,086
Adjustments for non-cash items in net income:
Decrease in actuarial liabilities, excluding
John Hancock Fixed Products institutional products	(853)	(907)	(912)	(517)
Amortization of net realized gains and move to market
adjustments in investments	(63)	(47)	(124)	(92)
Accretion of discount	(82)	(75)	(161)	(138)
Other amortization	66	68	131	148
Net realized and unrealized losses, including impairments	1,502	1,238	2,177	1,073
Change in fair value of consumer notes	(41)	(58)	(3)	(37)
Future income tax expense	177	176	326	430
Stock option expense	4	5	14	12
Non-controlling interest in subsidiaries	4	8	6	13
Net income adjusted for non-cash items	$1,712	$1,507	$3,313	$2,978
Changes in policy related and operating receivables and payables	(145)	91	(1,086)	(285)
Cash provided by operating activities	$1,567	$1,598	$2,227	$2,693
Investing activities
Purchases and mortgage advances	$(14,624)	$(13,081)	$(25,792)	$(25,608)
Disposals and repayments	13,178	13,205	22,677	25,751
Amortization of premium	114	152	244	296
Changes in investment broker net receivables and payables	261	54	377	131
Cash (used in) provided by investing activities	$(1,071)	$330	$(2,494)	$570
Financing activities
Increase (decrease) in securities sold but not yet purchased	$24	$20	$(26)	$199
Issue (repayment) of long-term debt, net	945	(1)	942	(2)
Repayment of capital instruments	-	-	-	(570)
Net redemptions in John Hancock Fixed Products institutional products	(515)	(247)	(962)	(908)
Bank deposits, net	134	190	689	264
Consumer notes matured, net	(111)	(96)	(309)	(181)
Shareholder dividends	(367)	(344)	(733)	(662)
Funds repaid, net	(11)	(6)	(26)	(8)
Purchase and cancellation of common shares	(113)	(867)	(293)	(1,269)
Common shares issued on exercise of stock options and related tax benefits	14	38	29	84
Cash used in financing activities	$-	$(1,313)	$(689)	$(3,053)
Cash and short-term securities
Increase (decrease) during the period	$496	$615	$(956)	$210
Currency impact on cash and short-term securities	(103)	(535)	304	(600)
Balance, beginning of period	10,821	9,858	11,866	10,328
Balance, June 30	$11,214	$9,938	$11,214	$9,938

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$11,512	$10,561	$12,354	$10,901
Fair value adjustment, January 1, 2007	-	-	-	(3)
Net payments in transit, included in other liabilities	(691)	(703)	(488)	(570)
Net cash and short-term securities, beginning of period	$10,821	$9,858	$11,866	$10,328
End of period
Gross cash and short-term securities	$12,196	$10,511	$12,196	$10,511
Net payments in transit, included in other liabilities	(982)	(573)	(982)	(573)
Net cash and short-term securities, June 30	$11,214	$9,938	$11,214	$9,938
The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q2 Report

Segregated Funds
Consolidated Statements of Net Assets

As at	June 30,	December 31,	June 30,
(Canadian $ in millions, unaudited)	2008	2007	2007
Investments, at market values
Cash and short-term securities	$3,263	$4,025	$2,810
Bonds	9,510	9,591	10,009
Stocks and mutual funds	160,710	159,628	163,108
Other investments	4,199	3,961	3,995
Accrued investment income	76	75	68
Other liabilities, net	(1,363)	(1,736)	(2,481)
Total segregated funds net assets	$176,395	$175,544	$177,509

Composition of segregated funds net assets:
Held by policyholders	$175,746	$174,977	$176,842
Held by the Company	304	249	332
Held by other contract holders	345	318	335
Total segregated funds net assets	$176,395	$175,544	$177,509

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the six months
	ended June 30,		ended June 30,
(Canadian $ in millions, unaudited)	2008	2007	2008	2007
Additions
Deposits from policyholders	$8,472	$8,545	$17,669	$19,296
Interest and dividends	834	1,335	1,697	2,328
Net transfers from general fund	443	158	801	308
Total additions	$9,749	$10,038	$20,167	$21,932

Deductions
Payments to policyholders	$4,941	$5,058	$9,783	$10,595
Net realized and unrealized investment losses (gains)	987	(6,055)	13,277	(8,430)
Management and administrative fees	662	662	1,295	1,316
Currency revaluation	2,012	12,305	(5,039)	13,879
Total deductions	$8,602	$11,970	$19,316	$17,360

Net additions (deductions) for the period	$1,147	$(1,932)	$851	$4,572
Segregated funds net assets, beginning of period	175,248	179,441	175,544	172,937
Segregated funds net assets, June 30	$176,395	$177,509	$176,395	$177,509

The accompanying notes to consolidated financial statements are an integral part of these statements.

Manulife Financial Corporation – 2008 Q2 Report

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2007. None of the accounting requirements of OSFI is an exception to Canadian GAAP. These Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2007 and the accompanying notes included on pages 49 to 110 of the Company’s 2007 Annual Report (the “Annual Report”).

N O T E 2                                Change in Accounting Policies

Financial instruments – disclosure and presentation

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.  Sections 3862 and 3863 replace Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”.  Section 3863 carries forward unchanged the presentation requirements of Section 3861 while Section 3862 requires additional disclosures of the nature and extent of risks arising from financial instruments, including the objectives, policies, processes and methods used to measure and manage key risks.  The new required disclosures are included in note 7.

N O T E 3                                Future Accounting and Reporting Changes

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064 “Goodwill and Intangible Assets”, replacing Section 3062 ”Goodwill and Other Intangible Assets” and Section 3450 "Research and Development Costs".  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  Provisions concerning goodwill are unchanged from the previous Section 3062.  Section 3064 will be effective on a prospective basis for the Company’s fiscal year beginning January 1, 2009. The new section is not expected to have a material impact on the Company’s consolidated financial statements.

Manulife Financial Corporation – 2008 Q2 Report

N O T E 4                                Invested Assets

Carrying values and fair values of invested assets

As at June 30, 2008	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$670	$9,996	$1,530	$12,196	$12,196
Bonds (2)
Canadian government & agency	7,500	2,650	-	10,150	10,150
U.S. government & agency	3,393	1,370	-	4,763	4,763
Other government & agency	4,093	813	-	4,906	4,906
Corporate	39,575	4,353	-	43,928	43,928
Mortgage/asset-backed securities	7,655	793	-	8,448	8,448
Stocks (2)	6,988	4,315	-	11,303	11,303
Loans
Private placements (3)	-	-	22,670	22,670	22,305
Mortgages (4)	-	-	27,637	27,637	27,366
Policy loans (5)	-	-	6,133	6,133	6,133
Bank loans (4)	-	-	2,257	2,257	2,261
Real estate (6)	-	-	6,029	6,029	7,976
Other investments (7)	-	-	4,025	4,025	4,846
Total invested assets	$69,874	$24,290	$70,281	$164,445	$166,581

As at December 31, 2007	Fair Value Option	Available-for-Sale	Other	Total Carrying Value	Total Fair Value
Cash and short-term securities (1)	$645	$10,098	$1,611	$12,354	$12,354
Bonds (2)
Canadian government & agency	8,384	2,673	-	11,057	11,057
U.S. government & agency	4,796	1,262	-	6,058	6,058
Other government & agency	4,068	610	-	4,678	4,678
Corporate	38,121	3,963	-	42,084	42,084
Mortgage/asset-backed securities	8,055	899	-	8,954	8,954
Stocks (2)	6,913	4,221	-	11,134	11,134
Loans
Private placements (3)	-	-	21,591	21,591	21,573
Mortgages (4)	-	-	26,061	26,061	26,071
Policy loans (5)	-	-	5,823	5,823	5,823
Bank loans (4)	-	-	2,182	2,182	2,191
Real estate (6)	-	-	5,727	5,727	7,608
Other investments (7)	-	-	3,597	3,597	4,236
Total invested assets	$70,982	$23,726	$66,592	$161,300	$163,821

(1)	Fair values of short-term securities are determined using appropriate prevailing interest rates and credit spreads for non-government instruments.

(2)
Fair values for bonds and stocks are determined with reference to quoted bid prices where available. When such prices are not available, fair values are determined using valuation techniques which include security specific interest rates and discounted cash flows based on observable market data.

(3)
Fair values of private placements are based on valuation techniques and assumptions which reflect changes in interest rates and changes in the creditworthiness of individual borrowers which have occurred since the investments were originated. The assumptions are based on market observable data except for issue specific factors which are market observable only at origination. Fair values also reflect any applicable provision for credit loan losses.  Leveraged leases are carried at values derived in accordance with leveraged lease accounting as their fair values are not readily available.

(4)
Fair values of fixed-rate mortgages and bank loans are determined by discounting the expected future cash flows at market interest rates for mortgages with similar remaining terms and credit risks. Fair values of variable-rate mortgages and bank loans are assumed to equal their carrying values.

(5)
Policy loans are carried at amortized cost.  As policy loans are fully collateralized by their cash surrender values and can be repaid at any time, their carrying values are assumed to equal their fair values.

(6)
Fair values of real estate are determined by external appraisals using a variety of techniques including discounted cash flows using target yield rates, income capitalization approaches and comparable sales analysis. Foreclosed properties of $4 are included in real estate as at June 30, 2008 (December 31, 2007 – $4).

(7)
Other investments include private equity and fixed income investments held primarily in power and infrastructure, oil and gas, and timber and agriculture sectors.  Fair values of these investments are estimated based on the best available information which is generally not market observable. This may include external appraisals as well as various valuation techniques used by external managers.

Manulife Financial Corporation – 2008 Q2 Report

Investment expenses

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Related to invested assets	$90	$90	$180	$185
Related to segregated, mutual and other funds	143	167	284	313
Total	$233	$257	$464	$498

Interest expense

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Interest expense on consumer notes	$27	$32	$55	$66
Decrease in fair value of consumer notes	(41)	(58)	(3)	(37)
Other interest expense	287	208	526	453
Total	$273	$182	$578	$482

N O T E 5                                Derivatives and Hedging Instruments

Hedge accounting results were as follows:

Hedge Activities
	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Fair value hedges – loss from ineffective portion	$(20)	$(10)	$(7)	$(15)
Cash flow hedges – gain from ineffective portion	$-	$-	$-	$-
Net investment hedges for foreign operations – gain from ineffective portion	$-	$-	$-	$-

Fair value of derivative instruments is summarized by hedging relationships, derivative type and by term to maturity in the following tables:

Fair values
As at	June 30, 2008		December 31, 2007
	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Fair value hedges	$88	$121	$160	$181
Cash flow hedges	77	86	174	150
Hedges of net investments in foreign operations	24	33	96	36
Derivatives not designated as hedges	2,038	1,813	1,699	1,499
Total	$2,227	$2,053	$2,129	$1,866

Term to maturity
As at June 30, 2008	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$469	$328	$147	$1,283	$2,227
Derivative liabilities	$500	$470	$356	$727	$2,053

Manulife Financial Corporation – 2008 Q2 Report

N O T E 6                                 Policy Liabilities

The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $18 and $16 for the three months and six months ended June 30, 2008 (2007 –  $26 and $34). These amounts were reported in the Corporate and Other segment.

The changes in methods and assumptions for the second quarter of 2008 included a net increase in liabilities resulting from enhancements in the modeling of cash flows on assets supporting liabilities, primarily related to cash flow timing on sinking fund bonds.  Offsetting this was a net decrease in liabilities from liability cash flow refinements primarily for the U.S. Insurance segment.

The changes in methods and assumptions for the first quarter of 2008 included a net decrease in liabilities from refinements to liability cash flows, primarily in the U.S. insurance segment. This was partially offset by a net increase in liabilities from refinements to asset and re-investment cash flow modeling across a number of businesses, primarily in U.S. Long Term Care.

The increase in policy liabilities of $26 in the second quarter of 2007 included refinements to asset models and interest rate scenarios in Japan and to liability cash flows in U.S. Fixed Annuities and Long Term Care. These were partially offset by reductions in liabilities due to refinements of liability cash flows in Canada Individual Insurance and minor changes to asset modeling affecting a number of asset segments.

The increase in policy liabilities of $8 in the first quarter of 2007 was due to a refinement of asset cash flow modeling in the U.S. Wealth Management segment for certain fixed income assets, partially offset by refinements to asset cash flow modeling in Canada and to liability cash flow models in the U.S. Insurance segment as well as in Canadian businesses.

N O T E 7                                 Risk Management

The Company employs an enterprise-wide approach to all risk taking and risk management activities globally.  The Company’s enterprise risk management framework sets out policies and standards of practice related to governance, identification and monitoring, measurement and control and mitigation of key risks.  Individual risk management strategies are in place for each specific key risk within our broad risk categories: strategic risk, market risk (which includes market price risk, interest rate risk and foreign exchange risk), liquidity risk, credit risk, insurance risk and operational risk. The Company’s objectives, policies and processes for managing risk and the methods used to measure risk have not changed materially from those stated in the Annual Report.  Refer to pages 23 to 30 in the Annual Report for an overview of the Company’s exposure to risk and for a description of the key risk management activities maintained by the Company.  Information about specific risks is found in the Annual Report as follows:

•	For information about market risk, refer to the section titled “Market and Liquidity Risk” beginning on page 23 and concluding on page 26 in the Annual Report.

•	For sensitivity analysis of market price risks, refer to Table 1 on page 25 and Table 2 and Table 3 on page 26 of the Annual Report.

•	For a sensitivity analysis relating to interest rate risk, refer to Table 1 on page 25 of the Annual Report.

•	For a sensitivity analysis relating to liquidity risk refer to Table 5 on page 27 of the Annual Report.

•	For information about credit risk, refer to Table 6 on page 28 of the Annual Report.

•	For information about insurance risk, refer to the section titled “Insurance Risk” beginning on page 28 and concluding on page 29 in the Annual Report.

Manulife Financial Corporation – 2008 Q2 Report

Market price risk and interest rate risk

Market risk is the risk of loss resulting from adverse movements in market price, interest rate and credit spreads. Market price and interest rate changes may lead to asset returns insufficient to support product liabilities and may impact the value of assets held in our shareholders’ equity account. This level of risk is impacted by the Company’s asset allocation and the nature of embedded product guarantees and policyholder options.

Market price risk also arises from equities, commercial real estate and timberlands. Interest rate risk within the general fund arises mainly from the uncertainty of returns that can be achieved on investments to be made in the future as recurring premiums are received, and any mismatch between the term profile of assets and liabilities. Market price and interest rate risk also arise from minimum rate guarantees and withdrawal options on products where investment returns are generally passed through to policyholders.

The market price and interest rate risk arising from the Company’s off-balance sheet products is due mainly to the uncertainty of future levels of asset-based fees, as well as guarantees provided on variable annuity and insurance products. Guarantees include minimum levels of death, maturity, income and withdrawal benefits on variable products. The Company mitigates its market price and interest rate risk arising from off-balance sheet products through benefit guarantee design, limitations on fund offerings and the use of hedging strategies and reinsurance.

The Company has established policies and standards of practice to limit market price and interest rate risk exposure. Company-wide interest rate and market price risk limits are established and actual positions are monitored against limits. Target asset mixes and term profiles, and risk limits are updated regularly and communicated to individual portfolio managers. Actual asset positions are periodically rebalanced to within established limits.

Foreign currency risk

The Company has a policy of matching the currency of its assets with the currency of the liabilities they support, to mitigate economic exposure to currency exchange rate changes. Currency risk for financial instruments arises when an asset and liability mismatch is denominated in a different currency than the currency in which they are measured.  To limit the impact of changes in foreign exchange rates on regulatory capital ratios, the Company has established a policy of generally matching the currency of the assets in shareholders’ equity to the liabilities they support, up to target capital levels.  This policy ensures that changes to our reported shareholders’ equity are proportionate to changes in our reported capital requirements, stabilizing capital ratios from the impact of foreign exchange rates, but resulting in variability in reported shareholders’ equity.  As at June 30, 2008, the Company did not have a material currency exposure related to financial instruments.

Liquidity risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. Under stressed conditions, unexpected cash demands could arise primarily from an increase in the level of policyholders either terminating policies with material cash surrender values, or not renewing policies when they mature, and from an increase in the level of borrowers renewing or extending their loans when they mature.

Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligation to the Company. Credit risks are primarily associated with invested assets, and with derivative and reinsurance counterparties.  The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, quality rating, industry and geographic region.  For derivative exposures, the Company has established a minimum acceptable counterparty credit rating of “A” from external rating agencies.

Manulife Financial Corporation – 2008 Q2 Report

The Company also ensures where warranted that mortgages, private placement and bank loans are secured by collateral, the nature of which depends on the credit risk of the counterparty.  In addition, the Company seeks to mitigate its risk of credit losses with derivative counterparties by entering into Credit Support Annex (“CSA”) agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

An allowance for losses on loans is established when a loan becomes impaired. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, actuarial liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions.

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements:

As at June 30, 2008
Bonds
Fair value option	$62,216
Available-for-sale	9,979
Loans
Private placements	22,670
Mortgages	27,637
Policy loans	6,133
Bank loans	2,257
Derivative assets	2,227
Accrued investment income	1,420
Other financial assets	1,295
Total	$135,834

Past due or impaired financial assets

The following table summarizes the Company’s financial assets that are considered past due or impaired:

	Past due but not impaired
Carrying value of financial assets as at June 30, 2008	Less than 90 days	90 days and greater	Total past due but not impaired	Total impaired
Bonds
Fair value option	$40	$-	$40	$3
Available-for-sale	15	7	22	5
Loans
Private placements	359	4	363	134
Mortgages and bank loans	42	4	46	24
Equities and other investments	-	-	-	170
Other financial assets	33	17	50	-
Total	$489	$32	$521	$336

Impairments
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans, recognizing other than temporary impairments on available-for-sale securities and reclassifying the other than temporary impairment portion of unrealized losses on bonds designated as fair value option.  In addition, the Company provides for potential future impairments by reducing investment yields assumed in the calculation of policy liabilities.

Manulife Financial Corporation – 2008 Q2 Report

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Bonds
Fair value option	$2	$-	$29	$-
Available-for-sale	1	-	15	-
Equities	28	5	53	13
Loans and other	34	(21)	48	(14)
Total impairments (recoveries)	$65	$(16)	$145	$(1)

Allowance for loan losses

		2008			2007
For the three months ended June 30,	Mortgages and Bank Loans	Private Placements	Total	Mortgages and Bank Loans	Private Placements	Total
Balance, April 1	$20	$72	$92	$65	$76	$141
Provisions	-	30	30	6	5	11
Recoveries	(3)	-	(3)	(23)	(9)	(32)
Write-offs (1)	3	(3)	-	(7)	4	(3)
Balance, June 30	$20	$99	$119	$41	$76	$117

		2008			2007
For the six months ended June 30,	Mortgages and Bank Loans	Private Placements	Total	Mortgages and Bank Loans	Private Placements	Total
Balance, January 1	$23	$53	$76	$61	$73	$134
Provisions	-	47	47	11	25	36
Recoveries	(6)	-	(6)	(23)	(13)	(36)
Write-offs (1)	3	(1)	2	(8)	(9)	(17)
Balance, June 30	$20	$99	$119	$41	$76	$117

(1)  Includes disposals and impact of currency translation.

Securities lending

As at June 30, 2008, the Company had loaned securities (which are included in invested assets) with a carrying value and market value of approximately $3,528 (December 31, 2007 – $3,692). The Company holds collateral with a value that exceeds the value of securities lent in all cases.

Derivatives

The Company’s exposure to loss on derivatives is limited to the amount of any net gains that may have accrued with a particular counterparty. All contracts are held with counterparties rated “A” or higher.  As at June 30, 2008, the percentage of the Company’s derivative exposure which were with counterparties rated “AA” or higher amounted to 75% (December 31, 2007 – 82%). The largest single counterparty exposure as at June 30, 2008 was $82 (December 31, 2007 – $170).  The Company’s exposure to credit risk was mitigated by $1,048 fair value of collateral held as security as at June 30, 2008 (December 31, 2007 – $881).  In accordance with customary terms of CSA agreements, the Company is permitted to sell or repledge collateral held.

The Company enters into master netting arrangements that serve to mitigate its exposure to credit loss.  As at June 30, 2008, the maximum exposure to credit risk related to derivatives after taking into account netting agreements and without taking into account the fair value of any collateral held, was $1,481.  Without master netting agreements, maximum exposure to credit risk would have been $2,227.

Manulife Financial Corporation – 2008 Q2 Report

Risk concentrations
The Company establishes enterprise-wide investment portfolio level targets and limits to ensure that portfolios are widely diversified across asset classes and individual investment risks.
Market risk concentrations	June 30,	December 31,
	2008	2007
Bonds and private placements rated at investment grade "BBB" or higher	95%	96%
Bonds and private placements rated at "A" or higher	71%	73%
Government bonds and private placements as a per cent of total bonds and private placements	25%	27%
Highest exposure to a single non-government bond and private placement issuer	$637	$524
Largest single issuer as a per cent of the total stock portfolio	5%	5%
Publicly listed corporations as a per cent of total stock portfolio	99%	99%
Income producing commercial office properties(1)	$4,313	$4,115
Largest concentration of mortgages and real estate(2) was in Ontario, Canada	$8,558	$8,417

(1)  Largest concentration of real estate.
(2) Mortgages and real estate are diversified geographically and by property type.

Fair value of bonds and private placements
Sector / Industry	June 30, 2008%		December 31, 2007%
Government & agency	$23,507	25%	$25,383	27%
Financial	22,023	23%	21,048	22%
Utilities	13,104	14%	12,475	13%
Securitized (ABS/MBS)	8,765	9%	9,218	10%
Energy	6,179	7%	5,761	6%
Industrial	5,397	6%	5,364	6%
Consumer (non-cyclical)	4,521	5%	4,869	5%
Other	11,004	11%	10,286	11%
Total	$94,500	100%	$94,404	100%

Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to claims, policyholder behaviour and expenses.  A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of actuarial liabilities.  The development of assumptions for future claims are based on Company and industry experience; assumptions for policyholder behaviour are based on Company experience and predictive models.  Such assumptions require a significant amount of professional judgment and therefore, actual experience may be materially different than the assumptions made by the Company.

The Company’s objectives, policies and processes for managing insurance risk and the methods used to measure insurance risk have not changed materially from those stated in the Annual Report.

Manulife Financial Corporation – 2008 Q2 Report

N O T E 8                                Long-term Debt

As at	June 30, 2008	December 31, 2007
5.625% Notes payable U.S. dollar	$509	$497
5.161% Medium term notes	548	-
5.505% Medium term notes	398	-
4.67% Medium term notes	349	349
Notes payable to Manulife Finance (Delaware) LLC	544	545
Other notes payable	427	429
Total long-term debt	$2,775	$1,820
Fair value	$2,779	$1,806

The fair value of long-term debt is determined using quoted market prices where available. For debt instruments that do not have quoted prices, fair value is determined using quoted prices of debt instruments with similar characteristics or utilizing discounted cash flows based on current market interest rates.

The carrying value of the long-term debt reflects an unamortized fair value increment of U.S. $14 (December 31, 2007 – U.S.$20), which arose as a result of the acquisition of John Hancock.  The amortization of the fair value adjustment is recorded in interest expense.  Issue costs are also amortized over the term of the debt.

On June 26, 2008, MFC issued $550 in 5.161% medium term notes, which mature June 26, 2015 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 36 basis points, in each case together with accrued and unpaid interest.

On June 26, 2008, MFC issued $400 in 5.505% medium term notes, which mature on June 26, 2018 and are redeemable in whole or in part by MFC at any time at the greater of par or the fair value of the debt based on the yield on Government of Canada bonds plus 39 basis points, in each case together with accrued and unpaid interest.

N O T E 9                                Share Capital

On November 7, 2007, the Company filed with the Toronto Stock Exchange a notice of intention to make a normal course issuer bid to repurchase common shares during the 12-month period commencing November 9, 2007.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding.  MFC is limited to purchasing up to 626,918 common shares on any one day under this bid. During the six months ended June 30, 2008, MFC purchased and subsequently cancelled eight million of its common shares pursuant to this normal course issuer bid at a cost of $293. As at June 30, 2008, 11 million common shares had been purchased pursuant to this bid at a total cost of $419.

All transactions under the normal course issuer bid were and will be executed at prevailing market prices in amounts and at times determined by MFC, subject to the above noted restrictions and compliance with applicable law and regulations. Any shares purchased as part of the bid will be cancelled.

As at June 30, 2008, there were 31 million outstanding stock options and deferred share units (2007 – 32 million).

Manulife Financial Corporation – 2008 Q2 Report

Number of Common Shares (in millions)	2008	2007
Balance, January 1	1,501	1,547
Issued on exercise of stock options and deferred share units	2	4
Normal course issuer bids – purchase for cancellation	(8)	(32)
Balance, June 30	1,495	1,519

N O T E 10                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the cost of the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended June 30,	2008	2007	2008	2007
Defined benefit plan expense	$7	$7	$7	$7
Defined contribution plan expense	16	15	-	-
Total	$23	$22	$7	$7

	Pension benefits		Other employee benefits
For the six months ended June 30,	2008	2007	2008	2007
Defined benefit plan expense	$12	$12	$14	$15
Defined contribution plan expense	33	30	-	-
Total	$45	$42	$14	$15

N O T E 11                                Commitments and Contingencies

a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)   Tax related contingencies

Certain elements of the Company’s tax positions are contingent upon the final resolution of tax authority audits or on the substantial enactment of tax regulations which have currently only been issued in draft. There are three significant tax related contingencies as at June 30, 2008.

The Canadian tax authorities have released draft tax regulations changing the treatment of unrealized gains and losses and the deductibility of certain actuarial reserves.  If the changes are enacted as announced, the Company will record an increase to net income of an estimated $169.

In the United States, audits concluded by the tax authorities are at various stages of the appeals process.  Should the Company be successful in these proceedings, benefits of an estimated $107 will accrue to the Company.

Manulife Financial Corporation – 2008 Q2 Report

Also in the United States, several court cases related to the tax treatment of leveraged leases have recently concluded in favour of the tax authorities.  The Company is an investor in leveraged leases and previously established provisions in the amount of $178 after tax for possible disallowance of the tax treatment and for interest on past due taxes.  During the quarter, the Company increased this provision by $33 after tax.  The Company continues to believe that deductions originally claimed in relation to these arrangements are appropriate.  Although not expected to occur, should the tax attributes of the leveraged leases be fully denied, the maximum after tax exposure including interest would be an additional estimated $382 as at June 30, 2008.

c)      Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

d)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly.  MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007 MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI.  MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Manulife Financial Corporation – 2008 Q2 Report

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:
As at and for the three months ended June 30, 2008	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$12	$3	$5,632	$2,017	$(106)	$7,558
Net income (loss) available
to shareholders	1,008	(7)	818	190	(1,001)	1,008
Invested assets	-	-	100,831	63,643	(29)	164,445
Total other assets	27,923	1,347	9,791	11,286	(34,721)	15,626
Policy liabilities	-	-	70,555	54,843	(10)	125,388
Total other liabilities	2,875	1,191	23,363	10,085	(7,879)	29,635

June 30, 2007
Total revenue	$4	$24	$5,163	$2,171	$(63)	$7,299
Net income available to
shareholders	1,102	6	934	152	(1,092)	1,102
Invested assets	3	-	95,952	67,720	-	163,675
Total other assets	28,324	1,348	10,501	12,175	(36,716)	15,632
Policy liabilities	-	-	69,755	58,630	(17)	128,368
Total other liabilities	2,916	1,198	19,585	9,377	(7,548)	25,528

For the six months ended June 30, 2008
Total revenue	$34	$32	$11,619	$4,059	$(218)	$15,526
Net income available
to shareholders	1,877	2	1,576	321	(1,899)	1,877

June 30, 2007
Total revenue	$21	$40	$10,897	$5,100	$(125)	$15,933
Net income available to
shareholders	2,088	7	1,671	401	(2,079)	2,088

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company are outlined in note 13(d).

Manulife Financial Corporation – 2008 Q2 Report

N O T E 12                                Segmented Information

The Company provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.

Effective January 1, 2008, the Company changed its approach for allocating investment gains and losses to be more aligned with how the Company manages the assets and related risk positions.  Investment gains and losses are now accumulated into two pools – insurance and wealth management, and then allocated pro-rata to the reporting segments based on their respective policy liabilities.  Prior to 2008, gains and losses were reported in the segments where the specific assets giving rise to the gains and losses were located and credit gains and losses were reported in the Corporate and Other segment. Investment gains and losses related to product features, such as segregated fund guarantees and future fees assumed in variable universal life and equity-linked policy liabilities, as well as investment gains and losses on full pass through products, such as par insurance, are not included in the pools.

Prior periods have been restated to conform to this presentation.

Manulife Financial Corporation – 2008 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended June 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,339	$-	$1,496	$743	$287	$-	$3,865
Annuities and pensions	-	1,315	172	20	-	-	1,507
Total premium income	$1,339	$1,315	$1,668	$763	$287	$-	$5,372
Investment income (loss)	177	337	527	(316)	15	28	768
Other revenue	149	664	297	224	7	77	1,418
Total revenue	$1,665	$2,316	$2,492	$671	$309	$105	$7,558

Interest expense	$6	$(9)	$96	$13	$1	$166	$273

Income (loss) before income taxes	$340	$376	$410	$265	$57	$(103)	$1,345
Income taxes	(117)	(105)	(113)	(55)	(11)	54	(347)
Net income (loss)	$223	$271	$297	$210	$46	$(49)	$998
Loss attributed to participating policyholders	-	-	(5)	(5)	-	-	(10)
Net income attributed to shareholders	$223	$271	$302	$215	$46	$(49)	$1,008

Segregated funds deposits	$308	$4,799	$1,644	$1,721	$-	$-	$8,472

Goodwill
Balance, beginning of period	$2,384	$1,810	$2,115	$502	$68	$67	$6,946
Change in foreign exchange rates	(22)	(16)	-	(25)	-	(1)	(64)
Balance, June 30, 2008	$2,362	$1,794	$2,115	$477	$68	$66	$6,882

As at June 30, 2008
Policy liabilities	$43,194	$29,766	$36,570	$14,178	$1,662	$18	$125,388
Total assets	$51,392	$37,315	$55,217	$17,675	$2,794	$15,678	$180,071
Segregated funds net assets held by
policyholders	$10,869	$107,438	$32,524	$22,294	$-	$2,621	$175,746

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended June 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,471	$1,505	$745	$144	$3,865
Annuities and pensions	1,315	172	20	-	1,507
Total premium income	$2,786	$1,677	$765	$144	$5,372
Investment income (loss)	489	590	(318)	7	768
Other revenue	871	313	229	5	1,418
Total revenue	$4,146	$2,580	$676	$156	$7,558

Manulife Financial Corporation – 2008 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended June 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,300	$-	$1,421	$709	$262	$-	$3,692
Annuities and pensions	-	987	135	18	-	-	1,140
Total premium income	$1,300	$987	$1,556	$727	$262	$-	$4,832
Investment income	109	415	105	277	22	172	1,100
Other revenue	156	699	247	187	6	72	1,367
Total revenue	$1,565	$2,101	$1,908	$1,191	$290	$244	$7,299

Interest expense	$8	$(21)	$90	$13	$1	$91	$182

Income before income taxes	$297	$358	$404	$274	$93	$14	$1,440
Income taxes	(101)	(101)	(110)	(38)	(25)	34	(341)
Net income	$196	$257	$294	$236	$68	$48	$1,099
Loss attributed to participating policyholders	-	-	(3)	-	-	-	(3)
Net income attributed to shareholders	$196	$257	$297	$236	$68	$48	$1,102

Segregated funds deposits	$285	$5,741	$1,299	$1,219	$-	$1	$8,545

Goodwill
Balance, beginning of period	$2,673	$2,030	$2,051	$499	$78	$78	$7,409
Change in foreign exchange rates	(207)	(157)	-	(54)	(7)	(7)	(432)
Balance, June 30, 2007	$2,466	$1,873	$2,051	$445	$71	$71	$6,977

As at June 30, 2007
Policy liabilities	$42,569	$34,420	$35,771	$13,812	$1,770	$26	$128,368
Total assets	$50,116	$42,412	$51,560	$17,301	$2,899	$15,019	$179,307
Segregated funds net assets held by
policyholders	$12,171	$113,526	$30,692	$17,894	$-	$2,559	$176,842
By geographic location			Asia
For the three months ended June 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,447	$1,431	$709	$105	$3,692
Annuities and pensions	987	135	18	-	1,140
Total premium income	$2,434	$1,566	$727	$105	$4,832
Investment income	584	226	280	10	1,100
Other revenue	920	253	190	4	1,367
Total revenue	$3,938	$2,045	$1,197	$119	$7,299

Manulife Financial Corporation – 2008 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the six months ended June 30, 2008	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,602	$-	$2,928	$1,468	$546	$-	$7,544
Annuities and pensions	-	2,425	351	52	-	-	2,828
Total premium income	$2,602	$2,425	$3,279	$1,520	$546	$-	$10,372
Investment income (loss)	892	633	1,156	(456)	58	110	2,393
Other revenue	298	1,295	583	432	11	142	2,761
Total revenue	$3,792	$4,353	$5,018	$1,496	$615	$252	$15,526

Interest expense	$15	$60	$207	$27	$2	$267	$578

Income (loss) before income taxes	$661	$565	$745	$505	$152	$(132)	$2,496
Income taxes	(229)	(145)	(195)	(116)	(33)	81	(637)
Net income (loss)	$432	$420	$550	$389	$119	$(51)	$1,859
Loss attributed to participating policyholders	-	-	(6)	(12)	-	-	(18)
Net income attributed to shareholders	$432	$420	$556	$401	$119	$(51)	$1,877

Segregated funds deposits	$599	$10,309	$3,231	$3,405	$-	$125	$17,669

Goodwill
Balance, beginning of period	$2,291	$1,740	$2,115	$445	$66	$64	$6,721
Change in foreign exchange rates	71	54	-	32	2	2	161
Balance, June 30, 2008	$2,362	$1,794	$2,115	$477	$68	$66	$6,882

By geographic location			Asia
For the six months ended June 30, 2008	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,842	$2,948	$1,471	$283	$7,544
Annuities and pensions	2,425	351	52	-	2,828
Total premium income	$5,267	$3,299	$1,523	$283	$10,372
Investment income (loss)	1,490	1,343	(458)	18	2,393
Other revenue	1,705	606	443	7	2,761
Total revenue	$8,462	$5,248	$1,508	$308	$15,526

Manulife Financial Corporation – 2008 Q2 Report

		U.S.		Asia
By segment	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
For the six months ended June 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$2,608	$-	$2,798	$1,423	$537	$-	$7,366
Annuities and pensions	-	1,880	264	53	-	-	2,197
Total premium income	$2,608	$1,880	$3,062	$1,476	$537	$-	$9,563
Investment income	855	1,139	755	539	72	289	3,649
Other revenue	324	1,395	499	340	11	152	2,721
Total revenue	$3,787	$4,414	$4,316	$2,355	$620	$441	$15,933

Interest expense	$17	$39	$181	$27	$1	$217	$482

Income (loss) before income taxes	$573	$830	$729	$505	$195	$(50)	$2,782
Income taxes	(195)	(238)	(200)	(82)	(58)	77	(696)
Net income	$378	$592	$529	$423	$137	$27	$2,086
Net income (loss) attributed to participating
policyholders	-	-	(6)	4	-	-	(2)
Net income attributed to shareholders	$378	$592	$535	$419	$137	$27	$2,088

Segregated funds deposits	$629	$12,215	$3,932	$2,487	$-	$33	$19,296

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Change in foreign exchange rates	(236)	(179)	-	(54)	(7)	(8)	(484)
Balance, June 30, 2007	$2,466	$1,873	$2,051	$445	$71	$71	$6,977

By geographic location			Asia
For the six months ended June 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$2,901	$2,823	$1,423	$219	$7,366
Annuities and pensions	1,880	264	53	-	2,197
Total premium income	$4,781	$3,087	$1,476	$219	$9,563
Investment income	2,135	949	544	21	3,649
Other revenue	1,843	525	346	7	2,721
Total revenue	$8,759	$4,561	$2,366	$247	$15,933

Manulife Financial Corporation – 2008 Q2 Report

N O T E 13	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from United States generally accepted accounting principles (“U.S. GAAP”). As required by applicable United States federal securities laws, material differences between Canadian and U.S. GAAP are quantified below:

a)	Condensed Consolidated Balance Sheets

As at	June 30, 2008		December 31, 2007		June 30, 2007
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$12,291	$12,196	$12,475	$12,354	$10,549	$10,511
Securities
Bonds	100,411	72,195	99,400	72,831	100,979	74,453
Stocks	18,876	11,303	17,890	11,134	17,459	11,930
Loans
Mortgages	27,746	27,637	26,146	26,061	26,279	26,350
Private placements	-	22,670	-	21,591	-	22,937
Policy loans	6,133	6,133	5,823	5,823	6,052	6,052
Bank loans	2,257	2,257	2,182	2,182	2,106	2,106
Real estate	4,354	6,029	4,236	5,727	4,433	5,826
Other investments	4,447	4,025	4,027	3,597	3,946	3,510
Total invested assets	$176,515	$164,445	$172,179	$161,300	$171,803	$163,675
Other assets
Accrued investment income	$1,428	$1,420	$1,422	$1,414	$1,492	$1,488
Outstanding premiums	691	691	672	672	670	670
Deferred acquisition costs	15,106	-	13,156	-	12,176	-
Reinsurance deposits and amounts
recoverable	4,717	-	4,492	-	4,840	-
Goodwill	5,970	6,882	5,839	6,721	6,028	6,977
Intangible assets	1,602	1,602	1,573	1,573	1,561	1,561
Derivatives	2,227	2,227	2,125	2,129	1,128	1,923
Value of business acquired	3,368	-	3,345	-	3,753	-
Miscellaneous	4,110	2,804	3,424	2,649	3,848	3,013
Total other assets	$39,219	$15,626	$36,048	$15,158	$35,496	$15,632
	$215,734	$180,071	$208,227	$176,458	$207,299	$179,307
Segregated funds net assets (1)	161,980	-	162,788	-	166,872	-
Total assets	$377,714	$180,071	$371,015	$176,458	$374,171	$179,307
Segregated funds net assets (1)	$-	$176,395	$-	$175,544	$-	$177,509

(1)  U.S. GAAP terminology is separate accounts.

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidated Balance Sheets (continued)

As at	June 30, 2008		December 31, 2007		June 30, 2007
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$157,760	$125,388	$151,788	$124,422	$153,485	$128,368
Deferred realized net gains	-	106	-	107	-	115
Bank deposits	10,704	10,704	10,008	10,008	8,107	8,107
Consumer notes	1,949	1,894	2,131	2,085	2,501	2,382
Long-term debt	2,783	2,775	1,825	1,820	1,845	1,867
Future income tax liability(2)	2,247	3,068	2,636	2,839	2,409	2,611
Derivatives	2,055	2,053	1,887	1,866	1,131	1,802
Other liabilities	9,934	5,844	8,902	5,820	7,519	5,396
	$187,432	$151,832	$179,177	$148,967	$176,997	$150,648
Liabilities for preferred shares and
capital instruments	3,028	3,024	3,014	3,010	2,993	3,046
Non-controlling interest in subsidiaries	332	167	298	146	379	202
Segregated funds net liabilities (1)	161,980	-	162,788	-	166,872	-
Common shares, preferred shares,
retained earnings and contributed
surplus	29,317	30,124	28,865	29,248	28,827	28,596
Accumulated other comprehensive
income (loss)
on available-for-sale securities & other	673	519	2,358	1,327	2,500	1,674
on cash flow hedges	488	(51)	379	(36)	239	39
on translation of net foreign
operations	(5,536)	(5,544)	(5,864)	(6,204)	(4,636)	(4,898)
Total liabilities and equity	$377,714	$180,071	$371,015	$176,458	$374,171	$179,307
Segregated funds net liabilities (1)	$-	$176,395	$-	$175,544	$-	$177,509

(1) U.S. GAAP terminology is separate accounts.
(2) U.S. GAAP terminology is deferred income taxes.

Manulife Financial Corporation – 2008 Q2 Report

b)      Condensed Consolidated Statements of Operations

For the six months ended June 30,		2008		2007
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$6,473	$10,372	$6,318	$9,563
Net investment income (investment income)	3,289	2,393	5,453	3,649
Fee income and other revenue	3,497	2,761	3,453	2,721
Total revenue	$13,259	$15,526	$15,224	$15,933
Policy benefits and expenses
Policyholder benefits	$7,779	$7,976	$9,226	$8,463
Commissions, investment and general expenses	2,324	4,335	2,290	4,065
Amortization of deferred acquisition
costs and value of business acquired	654	-	863	-
Other	728	719	654	623
Total policy benefits and expenses	$11,485	$13,030	$13,033	$13,151
Income before income taxes and change
in accounting policy	$1,774	$2,496	$2,191	$2,782
Income taxes	(353)	(637)	(513)	(696)
Net income	$1,421	$1,859	$1,678	$2,086

Weighted average number of common shares outstanding	1,497	1,497	1,539	1,539
(in millions):
Weighted average number of diluted common shares outstanding	1,509	1,509	1,554	1,554
Diluted
Basic earnings per common share	$0.95	$1.24	$1.09	$1.35
Diluted earnings per common share	$0.94	$1.23	$1.08	$1.33
Dividends per common share	$0.48	$0.48	$0.42	$0.42

Manulife Financial Corporation – 2008 Q2 Report

c)   Reconciliation of Canadian GAAP to U.S. GAAP

Net income reconciliation

For the six months ended June 30,	2008	2007
Net income determined in accordance with Canadian GAAP	$1,859	$2,086
Net investment income
Bonds excluding other than temporary impairments	2,388	1,687
Interest rate related other than temporary impairments	(624)	(503)
Stocks	564	(69)
Cash flow hedges	(41)	399
Real estate	(163)	(115)
Other	140	76
	2,264	1,475
Deferred acquisition costs, differences	1,350	868
Value of business acquired, differences	(125)	(95)
Consumer notes fair value adjustment	(3)	(37)
Policy liabilities	(4,213)	(2,810)
Commissions, investment and general expenses	(12)	(2)
Income taxes on above items	301	193
Net income determined in accordance with U.S. GAAP	$1,421	$1,678

Other comprehensive income reconciliation

For the six months ended June 30,	2008	2007
Comprehensive income (loss) in accordance with Canadian GAAP	$1,696	$169
Difference in Canadian GAAP to U.S. GAAP net income (loss)	(438)	(408)
Difference in Canadian GAAP to U.S. GAAP other comprehensive income (loss):
Changes in unrealized gains on available-for-sale financial securities, net of income
income tax benefit of $616 (2007 - $527)	(1,827)	(871)
Adjustments to net unrealized gains/(losses):
Actuarial liabilities, net of income tax expense of $208 (2007 - $220)	795	405
Deferred acquisition costs, net of income tax expense of $35 (2007 - $73)	155	151
Deferred revenue, net of income tax benefit of $11 (2007- $9)	(20)	(17)
Value of business acquired, net of income tax expense of $ 24 (2007 - $6)	45	12
Changes in gains on derivative investments designated as cash flow hedges, net of
income tax expense of $74 (2007 - income tax benefit of $95)	124	(272)
Additional pension obligation, net of income tax benefit of $11	(25)	31
(2007 - income tax expense of $18)
Changes in unrealized currency translation gains (losses) of self-sustaining
operations, net of income tax benefit/expense of nil	(332)	175
Total difference in other comprehensive income (loss)	$(1,085)	$(386)
Comprehensive income (loss) in accordance with U.S. GAAP	$173	$(625)

d)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company, and therefore these financial statements are incorporated by reference in the registration statements of MFC and the subsidiaries.

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Balance Sheets

As at June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$-	$107	$53,431	$6,907	$116,169	$(99)	$176,515
Investments in unconsolidated
subsidiaries	25,509	11,363	3,329	148	2,617	(42,966)	-
Other assets	2,313	53	14,233	3,097	34,950	(15,427)	39,219
Separate account assets	-	-	10,506	7,244	144,230	-	161,980
Total assets	$27,822	$11,523	$81,499	$17,396	$297,966	$(58,492)	$377,714

Liabilities and equity
Policy liabilities	$-	$-	$51,171	$6,954	$103,968	$(4,333)	$157,760
Consumer notes	-	-	1,949	-	-	-	1,949
Other liabilities	1,236	722	7,277	1,014	24,250	(9,559)	24,940
Long-term debt	1,300	509	-	-	1,006	(32)	2,783
Liabilities for preferred shares
and capital instruments	344	-	484	-	2,200	-	3,028
Non-controlling interest in
subsidiaries	-	-	-	-	411	(79)	332
Separate account liabilities	-	-	10,506	7,244	144,230	-	161,980
Shareholders' equity	24,942	10,292	10,112	2,184	21,901	(44,489)	24,942
Total liabilities and
equity	$27,822	$11,523	$81,499	$17,396	$297,966	$(58,492)	$377,714

As at June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$4	$71	$57,053	$7,086	$107,684	$(95)	$171,803
Investments in unconsolidated
subsidiaries	29,257	11,833	3,526	151	2,090	(46,857)	-
Other assets	586	963	13,509	3,062	31,548	(14,172)	35,496
Separate account assets	-	-	11,925	8,687	146,260	-	166,872
Total assets	$29,847	$12,867	$86,013	$18,986	$287,582	$(61,124)	$374,171

Liabilities and equity
Policy liabilities	$-	$-	$54,936	$6,970	$95,555	$(3,976)	$153,485
Consumer notes	-	-	2,501	-	-	-	2,501
Other liabilities	2,223	45	5,014	988	18,379	(7,483)	19,166
Long-term debt	350	1,268	-	-	975	(748)	1,845
Liabilities for preferred shares
and capital instruments	344	-	506	-	3,068	(925)	2,993
Non-controlling interest in
subsidiaries	-	-	-	-	391	(12)	379
Separate account liabilities	-	-	11,925	8,687	146,260	-	166,872
Shareholders' equity	26,930	11,554	11,131	2,341	22,954	(47,980)	26,930
Total liabilities and
equity	$29,847	$12,867	$86,013	$18,986	$287,582	$(61,124)	$374,171

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Statements of Operations

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,190	$35	$5,248	$-	$6,473
Net investment income	2	15	1,506	182	1,650	(66)	3,289
Fee income and other revenue	33	8	161	136	3,520	(361)	3,497
Total revenue	$35	$23	$2,857	$353	$10,418	$(427)	$13,259

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,034	$170	$5,581	$(6)	$7,779
Commissions, investment and general expenses	12	1	378	21	2,246	(334)	2,324
Amortization of deferred acquisition costs and value
of business acquired	-	-	68	62	524	-	654
Other	43	25	195	19	533	(87)	728
Total policy benefits and expenses	$55	$26	$2,675	$272	$8,884	$(427)	$11,485

Income (loss) before income taxes	$(20)	$(3)	$182	$81	$1,534	$-	$1,774
Income tax (expense) recovery	-	1	(51)	(26)	(277)	-	(353)
Income (loss) after income taxes	$(20)	$(2)	$131	$55	$1,257	$-	$1,421
Equity in net income of unconsolidated
subsidiaries	1,441	200	76	4	-	(1,721)	-
Net income	$1,421	$198	$207	$59	$1,257	$(1,721)	$1,421

For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$1,387	$44	$4,887	$-	$6,318
Net investment income	2	31	1,893	225	3,343	(41)	5,453
Fee income and other revenue	41	-	192	165	3,309	(254)	3,453
Total revenue	$43	$31	$3,472	$434	$11,539	$(295)	$15,224

Policy benefits and expenses
Policyholder benefits	$-	$-	$2,423	$189	$6,620	$(6)	$9,226
Commissions, investment and general expenses	17	33	317	26	2,130	(233)	2,290
Amortization of deferred acquisition costs and value
of business acquired	-	-	72	42	749	-	863
Other	15	31	180	14	470	(56)	654
Total policy benefits and expenses	$32	$64	$2,992	$271	$9,969	$(295)	$13,033

Income (loss) before income taxes	$11	$(33)	$480	$163	$1,570	$-	$2,191
Income tax (expense) recovery	(5)	16	(161)	(53)	(310)	-	(513)
Income (loss) after income taxes	$6	$(17)	$319	$110	$1,260	$-	$1,678
Equity in net income of unconsolidated
subsidiaries	1,672	488	157	5	-	(2,322)	-
Net income	$1,678	$471	$476	$115	$1,260	$(2,322)	$1,678

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,421	$198	$207	$59	$1,257	$(1,721)	$1,421
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,441)	(200)	(76)	(4)	-	1,721	-
Increase in actuarial liabilities and policy
related items	-	-	821	70	2,949	-	3,840
Net realized investment gains and other
investment items	-	-	94	(2)	1,014	-	1,106
Capitalized amounts net of amortization of
deferred acquisition costs and value
of business acquired	-	-	(36)	21	(1,210)	-	(1,225)
Amortization of premium/discount	-	-	114	10	(101)	-	23
Other amortization	-	(4)	27	4	144	-	171
Future income tax expense (recovery)	(1)	(2)	59	19	(36)	-	39
Stock-based compensation	-	-	1	-	13	-	14
Non-controlling interest in subsidiaries	-	-	-	-	13	-	13
Net income (loss) adjusted for non-cash items	$(21)	$(8)	$1,211	$177	$4,043	$-	$5,402
Change in other operating assets and
liabilities	(27)	44	(4)	(69)	(1,051)	-	(1,107)
Cash provided by
operating activities	$(48)	$36	$1,207	$108	$2,992	$-	$4,295

Investing activities
Purchase and mortgage advances	$-	$-	$(3,833)	$(263)	$(21,696)	$-	$(25,792)
Disposals and repayments	-	-	5,178	288	17,211	-	22,677
Changes in investment broker net receivables
and payables	-	-	13	1	363	-	377
Capital contribution to unconsolidated
subsidiary	-	(509)	-	-	-	509	-
Dividends from unconsolidated subsidiary	-	509	-	-	-	(509)	-
Cash provided by (used in)
investing activities	$-	$-	$1,358	$26	$(4,122)	$-	$(2,738)

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2008	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not yet
purchased	$-	$-	$-	$-	$(26)	$-	$(26)
Issue (repayment) of long-term debt, net	942	-	-	-	-	-	942
Dividends paid to parent	1,754	(1,754)	(509)	-	-	509	-
Return of capital to parent		509	-	-	-	(509)	-
Net redemptions of structured products	-	-	(2,094)	85	(803)	-	(2,812)
Bank deposits, net	-	-	-	-	689	-	689
Consumer notes redeemed, net	-	-	(309)	-	-	-	(309)
Shareholder dividends	(733)	-	-	-	-	-	(733)
Notes payable to subsidiary	325	-	-	-	-	(325)	-
Notes receivable from subsidiary	(1,967)	-	-	-	-	1,967	-
Notes payable to parent	-	-	-	-	1,967	(1,967)	-
Notes receivable from parent	-	-	-	-	(325)	325	-
Notes payable to affiliate	-	(331)	810	-	(1,053)	574	-
Notes receivable from affiliate	-	1,057	(2)	-	(481)	(574)	-
Funds repaid, net	-	-	-	-	(26)	-	(26)
Purchase and cancellation of common shares	(293)	-	-	-	-	-	(293)
Common shares issued on exercise of stock
options and related tax benefits	26	-	3	-	-	-	29
Preferred shares issued (redeemed) by a
subsidiary	(10)	-	-	-	10	-	-
Cash (used in) provided by
financing activities	$44	$(519)	$(2,101)	$85	$(48)	$-	$(2,539)
Cash and short-term securities
Increase (decrease) during the period	$(4)	$(483)	$464	$219	$(1,178)	$-	$(982)
Currency impact on cash and short-term
securities	-	-	18	89	197	-	304
Balance, January 1	-	585	2,809	80	8,513	-	11,987
Balance, June 30	$(4)	$102	$3,291	$388	$7,532	$-	$11,309

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$-	$585	$2,950	$112	$8,828	$-	$12,475
Net payments in transit, included in
other liabilities	-	-	(141)	(32)	(315)	-	(488)
Net cash and short-term securities,
January 1	$-	$585	$2,809	$80	$8,513	$-	$11,987

End of period
Gross cash and short-term securities	$(4)	$102	$3,390	$408	$8,395	$-	$12,291
Net payments in transit, included in
other liabilities	-	-	(99)	(20)	(863)	-	(982)
Net cash and short-term securities,
June 30	$(4)	$102	$3,291	$388	$7,532	$-	$11,309

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Statements of Cash Flows

[
For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$1,678	$471	$476	$115	$1,260	$(2,322)	$1,678
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(1,672)	(488)	(157)	(5)	-	2,322	-
Increase in actuarial liabilities
and policy related items	-	-	398	223	3,746	-	4,367
Net realized investment gains
and other investment items	-	-	(161)	(33)	(826)	2	(1,018)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(31)	(11)	(731)	-	(773)
Amortization of premium/discount	-	-	155	15	(120)	-	50
Other amortization	-	(5)	31	5	146	-	177
Future income tax expense (recovery)	1	(16)	216	11	35	-	247
Stock-based compensation	-	-	1	-	11	-	12
Non-controlling interest in subsidiaries	-	-	-	-	7	4	11
Net income (loss) adjusted for non-cash items	$7	$(38)	$928	$320	$3,528	$6	$4,751
Change in other operating assets and
liabilities	71	9	(163)	54	(268)	(9)	(306)
Cash provided by
operating activities	$78	$(29)	$765	$374	$3,260	$(3)	$4,445

Investing activities
Purchase and mortgage advances	$-	$-	$(4,513)	$(536)	$(20,559)	$-	$(25,608)
Disposals and repayments	-	-	7,412	568	17,771	-	25,751
Changes in investment broker net
receivables and payables	-	-	104	3	24	-	131
Cash provided by (used in)
investing activities	$-	$-	$3,003	$35	$(2,764)	$-	$274

Manulife Financial Corporation – 2008 Q2 Report

Condensed Consolidating Statements of Cash Flows (continued)

For the six months ended June 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not yet
purchased	$-	$-	$-	$-	$199	$-	$199
Issue (repayment) of long-term debt, net	-	(13)	(556)	-	567	-	(2)
Repayment of subordinated debt securities	-	-	-	-	(570)	-	(570)
Net redemptions of structured products	-	-	(1,592)	(31)	(759)	-	(2,382)
Bank deposits, net	-	-	-	-	264	-	264
Consumer notes redeemed, net	-	-	(181)	-	-	-	(181)
Shareholder dividends	(662)	-	-	-	(3)	3	(662)
Notes payable to subsidiary	2,077	-	-	-	-	(2,077)	-
Notes receivable from subsidiary	(314)	-	-	-	-	314	-
Notes payable to parent	-	-	-	-	314	(314)	-
Notes receivable from parent	-	-	-	-	(2,077)	2,077	-
Notes payable to affiliate	15	-	(9)	-	48	(54)	-
Notes receivable from affiliate	-	-	-	-	(54)	54	-
Funds repaid, net	-	-	-	-	(8)	-	(8)
Purchase and cancellation of common shares	(1,269)	-	-	-	-	-	(1,269)
Common shares issued on exercise of stock	-	-	-	-	-	-	-
options and related tax benefits	76	-	8	-	-	-	84
Cash (used in) provided by
financing activities	$(77)	$(13)	$(2,330)	$(31)	$(2,079)	$3	$(4,527)
Cash and short-term securities
Increase (decrease) during the period	$1	$(42)	$1,438	$378	$(1,583)	$-	$192
Currency impact on cash and short-term
securities	-	(9)	(46)	(15)	(530)	-	(600)
Balance, January 1	2	121	651	217	9,393	-	10,384
Balance, June 30	$3	$70	$2,043	$580	$7,280	$-	$9,976

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$121	$774	$250	$9,807	$-	$10,954
Net payments in transit, included in
other liabilities	-	-	(123)	(33)	(414)	-	(570)
Net cash and short-term securities,
January 1	$2	$121	$651	$217	$9,393	$-	$10,384

End of period
Gross cash and short-term securities	$3	$70	$2,160	$606	$7,710	$-	$10,549
Net payments in transit, included in
other liabilities	-	-	(117)	(26)	(430)	-	(573)
Net cash and short-term securities,
June 30	$3	$70	$2,043	$580	$7,280	$-	$9,976

Manulife Financial Corporation – 2008 Q2 Report

e)	U.S. GAAP Accounting Policy Changes

Fair value option

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings.  Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.

On January 1, 2008, the Company elected to adopt SFAS 159, for certain bonds previously classified as AFS which back certain actuarial liabilities to participating policyholders. The actuarial liabilities in these products are marked to market through earnings based on fluctuations in the fair value of the underlying bonds. The adoption of SFAS 159 resulted in an adjustment to retained earnings of $4, net of tax as of January 1, 2008.

Fair value measurements

FASB’s Statement of Financial Standards No. 157, “Fair Value Measurements” (“SFAS 157”), establishes a framework for the measurement and disclosure of fair value under U.S. GAAP. SFAS 157 was effective for the Company’s financial statements on January 1, 2008. No adjustments to opening retained earnings were required by the Company on adoption.  The impact of changing valuation methods to comply with SFAS 157 resulted in adjustments to actuarial liabilities, which were recorded as an increase in net income of $68, net of tax, on January 1, 2008.

N O T E 14                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

Manulife Financial Corporation – 2008 Q2 Report

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2008		2007
	Q2	Q1	Q4	Q3	Q2
Net income	$998	$861	$1,074	$1,069	$1,099
Loss attributed to participating policyholders	(10)	(8)	(70)	(1)	(3)
Net income attributed to shareholders	$1,008	$869	$1,144	$1,070	$1,102
Preferred share dividends	(8)	(7)	(8)	(7)	(7)
Net income available to common shareholders	$1,000	$862	$1,136	$1,063	$1,095

Premiums and deposits
Life and health insurance premiums	$3,865	$3,679	$3,795	$3,637	$3,692
Annuity and pension premiums	1,507	1,321	1,504	1,245	1,140
Segregated fund deposits	8,472	9,197	9,043	8,888	8,545
Mutual fund deposits	2,664	2,812	2,291	2,304	2,305
ASO premium equivalents	621	633	630	582	584
Other fund deposits	133	136	151	141	172
Total premiums and deposits	$17,262	$17,778	$17,414	$16,797	$16,438

Funds under management
General fund	$164,445	$165,661	$161,300	$159,170	$163,675
Segregated funds	175,746	174,633	174,977	174,489	176,842
Mutual funds	32,094	32,146	32,948	36,185	38,810
Other funds	28,013	27,694	27,119	29,506	31,240
Total funds under management	$400,298	$400,134	$396,344	$399,350	$410,567

Capital

Liabilities for preferred shares and capital instruments	$3,024	$3,029	$3,010	$3,014	$3,046
Non-controlling interest in subsidiaries	167	162	146	202	202
Equity
Participating policyholders' equity	64	74	82	152	153
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	13,958	13,972	14,000	14,004	14,043
Contributed surplus	152	148	140	133	130
Retained earnings	15,312	14,756	14,388	13,710	13,632
Accumulated other comprehensive loss on AFS securities and translation of net foreign operations	(5,025)	(4,353)	(4,877)	(4,595)	(3,224)
Total capital	$28,290	$28,426	$27,527	$27,258	$28,620

Selected key performance measures
Basic earnings per common share	$0.67	$0.57	$0.76	$0.70	$0.72
Diluted earnings per common share	$0.66	$0.57	$0.75	$0.70	$0.71
Return on common shareholders' equity (annualized) [1]	17.0%	15.1%	20.5%	18.9%	18.5%
Book value per common share	$16.29	$16.33	$15.73	$15.48	$16.21
Market value to book value ratio	2.19	2.41	2.58	2.65	2.46
Market capitalization ($ billions)	53.3	58.8	60.9	61.6	60.5
Common shares outstanding (in millions)
End of period	1,495	1,497	1,501	1,502	1,519
Weighted average - basic	1,497	1,498	1,502	1,511	1,532
Weighted average - diluted	1,508	1,509	1,515	1,525	1,546

[1] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders'
   equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

Manulife Financial Corporation – 2008 Q2 Report

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address, changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA  15252-8015 U.S.A.
Tel:  1-800-249-7702
e-mail : shrrelations@bnymellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Manulife Financial Corporation – 2008 Q2 Report

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2008, Manulife Financial had total capital of Cdn $28.3 billion, including Cdn $24.3 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa1	(2nd of 9 categories)
Standard & Poor’s	AAA	(1st of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at June 30, 2008, there were 1,495 million common shares outstanding.

April 1 – June 30, 2008	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 41.04	$ 40.35	$ 308	P 1,700
Low	$ 35.25	$ 34.60	$ 277	P 1,450
Close	$ 35.66	$ 34.71	$ 277	P 1,510
Average Daily Volume (000)	3,188	1,028	39	1

Manulife Financial Corporation – 2008 Q2 Report

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

To view, download and/or save the materials you will require access to an Internet service provider and a personal computer with Adobe Acrobat Reader™ and either Netscape Navigator™ or Microsoft Internet Explorer™ installed.

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Manulife Financial Corporation – 2008 Q2 Report